04015809

BP 3/17

CM 3/22

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Financial Group, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14811 Saint Mary's Lane, Suite 130
(No. and Street)

Houston (City) Texas (State) 77079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe F. Moore, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gainer Donnelly & Desroches
(Name – *if individual, state last, first, middle name*)

1177 West Loop South, Suite 600, Houston, Texas 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/2.

OATH OR AFFIRMATION

I, Joe F. Moore, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP

TABLE OF CONTENTS

GAINER
DONNELLY
&
DESROCHES
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Mariner Financial Group, Inc.
dba Mariner Investment Group
Houston, Texas

We have audited the accompanying statement of financial condition of Mariner Financial Group, Inc., dba Mariner Investment Group (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc., dba Mariner Investment Group as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer, Donnelly & Desroches, LLP

February 19, 2004

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	83,739
Marketable Securities		-
Commissions Receivable		66,935
Employee Advances		8,465
Prepaid Rent		4,785
Furniture and Equipment, Net		-
TOTAL ASSETS	$	163,924

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payroll Taxes Payable	$	667
Income Taxes Payable		2,180
Deferred Income Taxes		12,930
TOTAL LIABILITIES		15,777
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, No Par Value; 1,000,000 Shares Authorized, 200 Shares Issued and Outstanding		5,000
Common Stock, No Par Value, 1,000,000 Shares Authorized, 10,000 Shares Issued and Outstanding		7,200
Retained Earnings		139,247
Net Unrealized Losses on Available for Sale Securities		(3,300)
TOTAL STOCKHOLDERS' EQUITY		148,147
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	163,924

The accompanying notes are an integral part of these financial statements

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Commission and Fee Income	$	848,489
OPERATING EXPENSES:		
Commissions and Related Expenses		661,390
General and Administrative		122,824
TOTAL OPERATING EXPENSES		784,214
INCOME FROM OPERATIONS		64,275
OTHER INCOME(EXPENSE):		
Net Realized Losses on Disposal of Marketable Securities		(32,776)
Interest Income		10,561
Total Other Income(Expense)		(22,215)
INCOME BEFORE PROVISION FOR INCOME TAXES		42,060
PROVISION FOR INCOME TAXES		12,092
NET INCOME	$	29,968

The accompanying notes are an integral part of these financial statements

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Preferred Stock	Common Stock	Retained Earnings	Treasury Stock	Net Unrealized Losses on Available for Sale Securities	Total Stockholders' Equity
Balance, Beginning of Year, as Previously Reported	$ 10,000	16,200	$ 255,267	$ (14,000)	$ (36,413)	$ 231,054
Prior Period Adjustments, Net of Tax	(5,000)	(9,000)	(145,988)	14,000	-	(145,988)
Balance, Beginning of Year, as Restated	5,000	7,200	109,279	-	(36,413)	85,066
Net Income	-	-	29,968	-	-	29,968
Change in Net Unrealized Losses on Available for Sale Securities	-	-	-	-	33,113	33,113
Balance, End of Year	$ 5,000	$ 7,200	$ 139,247	$ -	$ (3,300)	$ 148,147

The accompanying notes are an integral part of these financial statements

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	29,968
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Depreciation		391
Deferred Income Taxes		9,912
Prior Period Adjustment		(200,000)
Net Realized Losses on Disposal of Marketable Securities		32,776
Change in Operating Asset and Liabilities		
Commissions Receivable		(40,353)
Employee Advances		(3,279)
Prepaid Rent		(4,785)
Payroll Taxes Payable		667
Commissions Payable		(6,465)
Income Taxes Payable		(412)
Total Adjustments		(211,548)
Net Cash Used in Operating Activities		(181,580)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Marketable Securities		(182,852)
Proceeds from Sale of Marketable Securities		183,189
Net Cash Provided by Investing Activities		337
NET DECREASE IN CASH AND CASH EQUIVALENTS		(181,243)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		264,982
CASH AND CASH EQUIVALENTS, END OF YEAR	$	83,739
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid for Income Taxes	$	2,592

The accompanying notes are an integral part of these financial statements

MARINER FINANCIAL GROUP, INC.
DBA MARINER INVESTMENT GROUP
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mariner Financial Group, Inc. (the "Company") was incorporated in 1994 in the state of Texas and is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. Substantially all of the Company's customers are located in or around Houston, Texas. The Company is a member of the National Association for Securities Dealers (the "NASD").

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Commission Revenue

All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. The Company recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur to properly match against the corresponding commission revenue..

Marketable Securities

Marketable securities consist of a single security which is classified as available for sale and is reported at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity. The Company uses the specific identification method in determining realized gains and losses on the sale of securities.

MARINER FINANCIAL GROUP, INC.
DBA MARINER INVESTMENT GROUP
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 7 years. Depreciation expense totaled $391 for 2003.

Property and equipment consists of office furniture and computer equipment with a cost of $14,627 net of accumulated depreciation of $14,627.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized based on the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The provision for income tax represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

NOTE 2 – MARKETABLE SECURITIES

The following is a summary of marketable securities as of December 31, 2003:

Cost Basis	$	3,300
Gross Unrealized Losses		(3,300)
Fair Market Value	$	-

During 2003, certain marketable securities owned by the Company were deemed to be worthless. Thus, the cost basis of $33,113 was recorded as a realized loss in the accompanying income statement.

NOTE 3 – INCOME TAXES

The provision for income taxes consists of the following:

Current Tax Expense	$	2,180
Deferred Tax Expense		9,912
Total	$	12,092

Deferred taxes in the balance sheet are classified based upon the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based upon the estimated period of reversal. The major temporary differences that give rise to deferred tax liabilities include use of the cash basis for income tax reporting and accrual basis for financial reporting.

MARINER FINANCIAL GROUP, INC.
DBA MARINER INVESTMENT GROUP
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – INCOME TAXES - CONTINUED

The classification of deferred taxes at December 31, 2003 consists of the following:

Deferred Tax Asset	$	-
Deferred Tax Liabilities		(12,930)
Totals	$	(12,930)

NOTE 4– PREFERRED STOCK

The Company has authorized 10,000 shares of non-voting Series A Preferred shares. Preferred stockholders of this series are entitled to receive dividends at a rate of .0025 percent of the company's net income from investment banking per share payable at the Board of Director's discretion. These dividends are non-cumulative. These shares have no preferences upon liquidation or dissolution.

NOTE 5 – CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash with a bank and a stock brokerage firm. At times, cash balances may be in excess of federally insured limits, however the Company has never experienced any losses.

Approximately 65% of the Company's revenue was generated from one customer for 2003.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $134,897, which was $129,897 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company rents office facilities from an affiliate owned by a stockholder on a month-to-month basis. Rent expense for the year ended December 31, 2003 totaled $57,558.

NOTE 8 – PRIOR PERIOD ADJUSTMENTS

For the year ended December 31, 2003, the Company recorded prior period adjustments to correct errors in the recording of income taxes, accrued commissions, and treasury stock. The adjustment related to 2000 activity and would have reduced net income in 2000 by $145,988, net of taxes.

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL:		
Total Stockholders' Equity	$	148,147
Non Allowable Assets (Employee Advances and Prepaid Rent)		(13,250)
NET CAPITAL	$	134,897
AGGREGATE INDEBTEDNESS:		
Total Liabilities	$	15,777
TOTAL AGGREGATE INDEBTEDNESS	$	15,777
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $17,132)	$	1,052
Minimum Dollar Net Capital Requirement		5,000
Excess Capital		129,897
Excess Capital at 1000%	$	133,319
RATIO:		
Aggregate Indebtedness to Net Capital		.12 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2003)

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	80,054
Add: Commissions Receivable		66,935
Less: Income Taxes Payable		(2,180)
Deferred Income Taxes		(9,912)
Net Capital as reported above	$	134,897

See Independent Auditor's Report

MARINER FINANCIAL GROUP, INC.
dba MARINER INVESTMENT GROUP
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

Mariner Financial Group, Inc. dba Mariner Investment Group does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

GAINER DONNELLY & DESROCHES
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Mariner Financial Group, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mariner Financial Group, Inc. dba Mariner Investment Group (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer, Donnelly & Desroches, LLP

February 19, 2004

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970